Quantum Cyber N.V.

1501 Belvedere Road, Suite 500

West Palm Beach, FL 33406

June 12, 2026

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.

Washington, D.C. 20549

Attention: Dan Crawford

Re:	Quantum Cyber N.V. Registration Statement on Form S-3 (the “Registration Statement”) Initially filed on June 4, 2026 File No. 333-296480

Ladies and Gentlemen:

Pursuant to Rules 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Quantum Cyber N.V. (the “Company”) hereby respectfully requests that the effective date of the Company’s Registration Statement be accelerated by the Securities and Exchange Commission to 4:00 p.m., Eastern Time on June 15, 2026, or as soon thereafter as practicable.

The undersigned respectfully requests that it be notified of the effectiveness of the Registration Statement by telephone call to the Company’s counsel, Haynes and Boone, LLP, by calling Alla Digilova at (212) 659-4993, and that such effectiveness also be confirmed in writing.

Quantum Cyber N.V

By:	/s/ William Caragol
William Caragol
Chief Financial Officer

cc:	Rick A. Werner, Esq., Haynes and Boone, LLP
Alla Digilova, Esq., Haynes and Boone, LLP